AQUASITION CORP.

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

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NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held On October 31, 2014

To the Shareholders of Aquasition Corp.:

Notice is hereby given that the Special Meeting of Shareholders (the “Meeting”) of Aquasition Corp., a Marshall Islands company (the “Company”) will be held on Friday, October 31, 2014, at 9:00 a.m., local time, at Xin Fengge Building, Yupu Industrial Park, Shishi City, Fujian Province 362700, People’s Republic of China. The Meeting is held for the following purpose:

To amend the Company’s Amended and Restated Articles of Incorporation to change the Company’s name to “KBS Fashion Group Limited”.

All shareholders of the Company at the close of business on September 23, 2014 are entitled to notice of, and vote on the matters to be acted on at the Meeting and any adjournment. A list of the shareholders of record entitled to vote at the Meeting may be examined at our offices during the 10-day period preceding the Meeting.

You are cordially invited to attend the Meeting. A proxy statement describing the matters to be considered at the Meeting is attached to this Notice.

Whether or not you expect to attend the Meeting in person, we urge you to vote your shares at your earliest convenience. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet. Submitting your proxy now will not prevent you from voting your shares at the Meeting if you desire to do so, as your proxy is revocable at your option before it is exercised at the Meeting.

If you plan to attend the Meeting, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the meeting, please ask the broker, trust, bank or other nominee that holds your shares to provide you with evidence of your share ownership. This will enable you to gain admission to the Meeting.

By Order of the Board of Directors,
/s/ Keyan Yan
October 1, 2014	Chairman and Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL Meeting of SHAREHOLDERS TO BE HELD ON October 31, 2014

This Notice and Proxy Statement are available online at http://www.astproxyportal.com/ast/17938

TABLE OF CONTENTS

Page

GENERAL INFORMATION	1

PROPOSAL APPROVAL OF AMENDMENT TO ARTICLES OF INCORPORATION TO CHANGE COMPANY’S NAME	3

OTHER MATTERS	4

AQUASITION CORP.

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

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PROXY STATEMENT

__________

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of Aquasition Corp., a Marshall Islands company (the “Company” or “we”), for the Special Meeting of Shareholders (the “Meeting”). The Meeting is to be held at 9:00 a.m., local time, on Friday, October 31, 2014, and at any adjournment or adjournments thereof, at Xin Fengge Building, Yupu Industrial Park, Shishi City, Fujian Province 362700, People’s Republic of China. We will send or make these proxy materials available to shareholders on or about October 1, 2014.

GENERAL INFORMATION

Purpose of Meeting

The purpose of the Meeting is to seek shareholder approval of the following proposal (the “Name Change Proposal”): to amend the Company’s Amended and Restated Articles of Incorporation to change the Company’s name to “KBS Fashion Group Limited.” The Board recommends a vote FOR the Name Change Proposal.

Who May Vote

Only shareholders of our common stock, par value $0.0001 per share (the “Common Stock”), as of the close of business on September 23, 2014 (the “Record Date”) are entitled to notice and to vote at the Meeting and any adjournment or adjournments thereof.

A list of shareholders entitled to vote at the Meeting will be available at the Meeting and for ten days prior to the Meeting, during office hours, at the executive offices of the Company at Xin Fengge Building, Yupu Industrial Park, Shishi City, Fujian Province 362700, People’s Republic of China, by contacting the Corporate Secretary of the Company.

You have one vote for each share of Common Stock you held on the Record Date on the Name Change Proposal to be voted at the Meeting. No other class of voting securities was then outstanding.

Quorum and Votes Required

A quorum is required to transact business at the Meeting. We will have a quorum and be able to conduct the business of the Meeting if the holders of a majority of shares of Common Stock issued and outstanding and entitled to vote at the Meeting are present in person or represented by proxy. Should you submit a proxy, even though you abstain as to the Name Change Proposal, or you are present in person at the Meeting, your shares shall be counted for the purpose of determining if a quorum is present.

Broker “non-votes” are included for the purposes of determining whether a quorum of shares is present at the Meeting. A broker “non-vote” occurs when a nominee holder, such as a brokerage firm, bank or trust company, holding shares of record for a beneficial owner does not vote on a particular proposal because the nominee holder does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

In the event that there are not sufficient votes for a quorum, the Meeting may be adjourned in order to permit the further solicitation of proxies.

Adoption of the Name Change Proposal at the Meeting requires the affirmative vote of a majority of the total voting power of those shares of Common Stock entitled to vote on that proposal at the Meeting.

Voting Your Proxy

If you hold your shares in your own name, there are three ways to vote:

By Mail. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and returning it in the postage-paid envelope provided.

By Internet. You may vote over the Internet going to the link provided on the proxy card and following the instructions thereon;

In Person. You may vote in person at the Meeting. We will give you a ballot when you arrive. You may still attend the Meeting and vote in person if you have already voted by proxy or given your proxy authorization.

If your shares are held through a broker, trust, bank, or other nominee, please refer to the information forwarded to you by such holder of record to obtain a valid proxy from it. You will need to bring this legal proxy with you to the Meeting in order to vote in person.

The shares represented by any proxy duly given will be voted at the Meeting in accordance with the instructions of the shareholder. If you are a registered holder and no specific instructions are given the shares will be voted FOR the Name Change Proposal. If you are a beneficial holder (i.e., you hold your shares through a bank or broker) and do not provide voting instructions to your broker, your shares will not be voted on the Name Change Proposal because this proposal is considered a non-routine matter and will be deemed as broker non-votes.

Revoking Your Proxy

You may change your proxy instructions at any time prior to the vote at the Meeting. For shares held directly as the shareholder of record, you may accomplish this by granting another proxy that is properly signed and bears a later date, by sending a properly signed written notice to our Corporate Secretary or by attending the Meeting and voting in person. To revoke a proxy previously submitted through the Internet, you may simply vote again at a later date, using the same procedures, in which case your later submitted vote will be recorded and your earlier vote revoked. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you change your proxy instructions as described above. For shares held beneficially by you, you may change your vote by submitting new voting instructions to your broker or nominee. All written notices should be addressed as follows: Aquasition Corp., Xin Fengge Building, Yupu Industrial Park, Shishi City, Fujian Province 362700, People’s Republic of China., Attention: Corporate Secretary.

Interest of Officers and Directors in Matters to Be Acted Upon

None of the Company’s officers or directors has any interest in any of the matters to be acted upon.

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PROPOSAL
APPROVAL OF AMENDMENT TO ARTICLES OF INCORPORATION
TO CHANGE COMPANY’S NAME

The Company proposes to amend its Amended and Restated Articles of Incorporation to change its Company name from “Aquasition Corp.” to “KBS Fashion Group Limited”.

In the judgment of the Company’s Board of Directors, the change of the Company’s name is desirable to more accurately reflect our corporate identity following our share exchange transaction with KBS International Holdings Inc., Hongri International Holdings Ltd. and other parties on August 1, 2014.

Shareholders will not be required to exchange existing stock certificates held by them for new stock certificates if the new company name is adopted.

The affirmative vote of a majority of all the issued and outstanding shares of Common Stock, entitled to vote at the Meeting is required to approve the amendment to our Amended and Restated Articles of Incorporation to effect the proposed name change of the Company. If adopted, the amendment would become effective upon the filing of articles of amendment with the appropriate authorities of the Republic of the Marshall Islands. This would occur as soon as practical following the Meeting.

The Board of Directors recommends a vote FOR the amendment to our Amended and Restated Articles of Incorporation to change the Company’s name to “KBS Fashion Group Limited”.

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OTHER MATTERS

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

October 1, 2014	By Order of the Board of Directors

/s/ Keyan Yan
Chairman and Chief Executive Officer

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